TODAYS ALTERNATIVE ENERGY CORPORATION
857 POST ROAD, SUITE 397
FAIRFIELD, CT 06824

May 4, 2011

Via EDGAR
Rufus Decker
Accounting Branch Chief
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Today’s Alternative Energy Corporation Form 10-K for the Fiscal Year Ended October 31, 2010 Form 10-Q for the Period Ended January 31, 2011 File No. 1-32044

Dear Mr. Decker:

Please be advised that we previously received an extension in our time to respond to you comment letter, received on April 8, 2011, to May 3, 2011.  We are confirming our request for an additional 10-day extension to May 17, 2011.  The extension is needed to give sufficient time for the Company’s former auditors to retrieve their audit files for fiscal year ended October 31, 2008 from storage and make the files available for inspection by the Company’s current auditors so that the current auditors can perform their audit work necessary for the filing of an amended 10-K in which the development stage consolidated statement of operations and cash flows are audited.

We appreciate your cooperation. If you or others have any questions or would like additional information, please the undersigned at 888-880-0994.

Very truly yours,

/s/ Len Amato
Len Amato